Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE APPOINTMENT OF THE BOARD OF DIRECTORS

Medellin, Colombia, March 13, 2020

The General Shareholders Meeting of Bancolombia S.A. (“Bancolombia”), held today, appointed the following candidates to the Board of Directors of Bancolombia for the period April 2020 – March 2022:

Non-independent members:

Gonzalo Alberto Pérez Rojas

Juan David Escobar Franco

Independent members:

Hernando José Gómez Restrepo

Luis Fernando Restrepo Echavarría

Andres Felipe Mejía Cardona

Sylvia Escovar Gómez

Arturo Condo Tamayo

As a result of these appointments, 71% of the members of the Board of Directors of Bancolombia are independent.

Information about the Directors and their professional experience can be found at the following link: https://www.grupobancolombia.com/wps/portal/about-us

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837